EXHIBIT 11

TOMMY HILFIGER CORPORATION

COMPUTATION OF NET INCOME PER ORDINARY SHARE

(in thousands, except per share amounts)

	Year Ended March 31, 2004	Year Ended March 31, 2003	Year Ended March 31, 2002
FINANCIAL STATEMENT PRESENTATION
BASIC

Weighted average shares outstanding	90,692	90,387	89,430

Net income (loss)	$132,152	$(513,605)	$134,545

Per share amount	$1.46	$(5.68)	$1.50

DILUTED

Weighted average shares outstanding	90,692	90,387	89,430
Net effect of dilutive stock options based on the treasury stock method using average market price	637	—	570

Total	91,329	90,387	90,000

Net income (loss)	$132,152	$(513,605)	$134,545

Per share amount	$1.45	$(5.68)	$1.49